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Regulatory Announcement

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RECEIVED

2007 FEB -1 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:57 22-Jan-07
Number	9573P

07020748

Tesco PLC
22 January 2007

SUPPL

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 22nd of January 2007 it purchased from Goldman Sachs International 1,356,000 ordinary shares at an average price of 414.2498 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 644120

PROCESSED

FEB 0 5 2007

THOMSON
FINANCIAL

END

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